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                              December 20, 2023

       Mike Silvestrini
       Managing Partner
       Energea Portfolio 3 Africa LLC
       62 Clementel Drive
       Durham, CT 06422

                                                        Re: Energea Portfolio 3
Africa LLC
                                                            Post Qualification
Amendment No. 4 to Offering Statement on Form 1-A
                                                            Filed October 10,
2023
                                                            Response Letter
dated November 21, 2023
                                                            File No. 024-11579

       Dear Mike Silvestrini:

              We have reviewed your correspondence dated November 21, 2023 (received November
       27, 2023) and have the following comments.

               Please respond to this letter by providing the requested information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.
       After reviewing the information you provide in response to this letter, we may have additional comments.

       Response Letter dated November 21, 2023

       Potential New Form 1-A Offering, page 0

   1. We note your response to prior comment 1. Please include a risk factor in the new Form
                                                        1-A explaining that the
Regulation A exemption may not have been available for prior sales made by the
issuer and disclosing the risk that you may be subject to related claims for rescission.
       Price of Class A Investor Shares, page 1

   2. We reissue prior comment 2. Frequent price changes would be inconsistent with
                                                        Regulation A. Please
ensure that your offering circular does not suggest that there could be frequent price
changes, and make clear that the offering will be at a fixed price.
 Mike Silvestrini
Energea Portfolio 3 Africa LLC
December 20, 2023
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 if you
have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios, Staff Attorney, at 202-551-8770 or Timothy S. Levenberg, Special
Counsel, at 202-551-3707 with any other questions.



                                                             Sincerely,
FirstName LastNameMike Silvestrini
                                                             Division of
Corporation Finance
Comapany NameEnergea Portfolio 3 Africa LLC
                                                             Office of Energy &
Transportation
December 20, 2023 Page 2
cc:       Isabella Mendonca, Esq.
FirstName LastName